Exhibit 99.3

Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended June 30, 2021 and 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Standard Lithium Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Standard Lithium Ltd. and its subsidiaries (the “Company”) which comprise the consolidated statements of financial position as at June 30, 2021 and 2020, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended and the related notes comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2021 and 2020, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 the Company has not generated revenue or cash flow from operations since inception. As at June 30, 2021, the Company has an accumulated deficit of $68,617,507. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current year audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, British Columbia, Canada

October 21, 2021

We have served as the Company’s auditor since 2017.

STANDARD LITHIUM LTD.

Consolidated Statements of Financial Position

As at June 30, 2021 and 2020

Expressed in Canadian dollars

	2021	2020

ASSETS
Current assets
Cash	$27,988,471	$4,141,494
Receivables	139,396	44,908
Prepaid expenses	249,671	281,616
	28,377,538	4,468,018

Non-current assets
Reclamation deposit (Note 5)	77,660	85,392
Exploration and evaluation assets (Note 4)	31,590,194	28,948,349
Intangible asset (Note 6)	1,691,575	1,882,609
Pilot plant (Note 7)	12,338,741	22,377,444
	45,698,170	53,293,794
TOTAL ASSETS	$74,075,708	$57,761,812

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 12)	$2,408,302	$7,073,336
Non-current liabilities
Convertible loan (Note 8)	-	4,955,500
Decommissioning provision (Note 10)	123,940	136,280
	123,940	5,091,780
TOTAL LIABILITIES	2,532,242	12,165,116

EQUITY
Share capital (Note 11)	122,996,406	70,990,300
Reserves (Note 11)	19,563,420	15,716,067
Deficit	(68,617,507)	(43,183,131)
Accumulated other comprehensive income (loss)	(2,398,853)	2,073,460
TOTAL EQUITY	71,543,466	45,596,696
TOTAL LIABILITIES AND EQUITY	$74,075,708	$57,761,812

Nature and Continuance of Operations (Note 1)

Commitments (Note 4)

Subsequent Events (Note 17)

Approved by the Board of Directors and authorized for issue on October 21, 2021.

“Robert Mintak”	“Dr. J. Andrew Robinson”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

STANDARD LITHIUM LTD.

Consolidated Statements of Comprehensive Loss

Years ended June 30, 2021 and 2020

Expressed in Canadian Dollars

	2021	2020

Administrative Expenses
Advertising and investor relations	$496,230	$302,372
Amortisation of pilot plant (Note 7)	11,360,466	3,722,862
Amortisation of intangible asset (Note 6)	191,034	27,740
Consulting fees	934,479	687,946
Filing and transfer agent	154,230	91,189
Foreign exchange (gain) loss	(849,201)	515,143
Management fees (Note 12)	1,526,911	925,815
Office and administration	574,276	294,438
Patent	269,765	110,158
Pilot plant operating	4,596,156	-
Preliminary economic assessment	210,283	88,273
Professional fees	711,741	374,815
Project investigation	229,257	-
Research and development	-	2,811
Share-based payment (Notes 11 and 12)	4,828,614	2,037,564
Travel	26,474	113,351
Loss from operations before other items	(25,260,714)	(9,293,787)

Other items
Loss on settlement of liability (Note 9)	-	(83,414)
Interest and accretion expense (Notes 8 and 9)	(173,662)	(150,167)

Net loss before other comprehensive income (loss)	(25,434,376)	(9,527,368)

Other comprehensive income (loss)
Item that may be reclassified subsequently to income or loss:
Currency translation differences of foreign operations	(4,472,313)	1,935,340
Total comprehensive loss	$(29,906,689)	$(7,592,028)

Weighted average number of common shares outstanding – basic and diluted	121,469,730	88,776,626
Basic and diluted loss per share	$(0.21)	$(0.11)

The accompanying notes are an integral part of these consolidated financial statements.

STANDARD LITHIUM LTD.

Consolidated Statements of Changes in Equity

Years ended June 30, 2021 and 2020

Expressed in Canadian dollars

	Number of shares	Share capital	Shares to be issued	Reserves	Deficit	Accumulated other comprehensive income (loss)	Total equity

Balance, June 30, 2019	87,594,076	$57,875,488	$475,000	$13,544,859	$(33,655,763)	$138,120	$38,377,704
Share-based payment	-	-	-	2,037,564	-	-	2,037,564
Shares issued for cash, net of costs	16,140,219	11,794,287	-	133,644	-	-	11,927,931
Warrants exercised	163,025	53,525	-	-	-	-	53,525
Shares issued for exploration and evaluation assets	1,100,000	792,000	-	-	-	-	792,000
Shares issued for intangible asset acquisition	500,000	475,000	(475,000)	-	-	-	-
Net loss for the year	-	-	-	-	(9,527,368)	-	(9,527,368)
Currency translation differences for foreign operations	-	-	-	-	-	1,935,340	1,935,340
Balance, June 30, 2020	105,497,320	70,990,300	-	15,716,067	(43,183,131)	2,073,460	45,596,696
Share-based payment	-	-	-	4,828,614	-	-	4,828,614
Shares issued for cash, net of costs	15,697,500	31,867,688	-	-	-	-	31,867,688
Warrants exercised	11,245,133	10,151,569	-	-	-	-	10,151,569
Shares issued for conversion of loan	6,251,250	4,353,088	-	-	-	-	4,353,088
Shares issued for exploration and evaluation assets	1,100,000	3,411,000	-	-	-	-	3,411,000
Stock options exercised	1,375,000	2,222,761	-	(981,261)	-	-	1,241,500
Net loss for the year	-	-	-	-	(25,434,376)	-	(25,434,376)
Currency translation differences for foreign operations	-	-	-	-	-	(4,472,313)	(4,472,313)

Balance, June 30, 2021	141,166,203	$122,996,406	$-	$19,563,420	$(68,617,507)	$(2,398,853)	$71,543,466

The accompanying notes are an integral part of these consolidated financial statements.

STANDARD LITHIUM LTD.

Consolidated Statements of Cash Flows

Years ended June 30, 2021 and 2020

Expressed in Canadian Dollars

	2021	2020

Cash flows from (used in) operating activities
Net loss	$(25,434,376)	$(9,527,368)
Add items not affecting cash
Share-based payment	4,828,614	2,037,564
Amortisation of pilot plant	11,360,466	3,722,862
Amortisation of intangible asset	191,034	27,740
Interest and accretion expense	173,662	150,167
Loss on settlement of liability	-	83,414
Foreign exchange (gain) loss	(1,008,095)	181,670
Net changes in non-cash working capital items to operations:
Receivables	(94,488)	45,520
Prepaid expenses	31,945	(27,092)
Accounts payable and accrued liabilities	1,314,051	193,021
Net cash used in operating activities	(8,637,187)	(3,112,502)

Cash flows used in investing activities
Exploration and evaluation expenditures	(5,924,200)	(1,650,288)
Intangible asset	-	(500,000)
Pilot plant	(4,671,107)	(14,068,082)
Net cash used in investing activities	(10,595,307)	(16,218,370)

Cash flows from financing activities
Proceeds from the issuance of shares, net of costs	31,867,688	11,927,931
Exercise of warrants	10,151,569	53,525
Exercise of stock options	1,241,500	-
Proceeds from (repayment of) convertible loan	(181,286)	4,641,796
Net cash from financing activities	43,079,471	16,623,252

Net change in cash	23,846,977	(2,707,620)
Cash, beginning of year	4,141,494	6,849,114
Cash, end of year	$27,988,471	$4,141,494

Supplemental Cash Flow Information
Interest paid	181,286	-
Income taxes paid	-	-

Non-Cash Transactions (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

(Expressed in Canadian Dollars)

1.    Nature and Continuance of Operations

Standard Lithium Ltd. (the “Company”) was incorporated under the laws of the Province of British Columbia on August 14, 1998 under the name Tango Capital Corp. On April 7, 1999, the Company changed its name to Patriot Capital Corp. and to Patriot Petroleum Corp. effective March 5, 2002. On December 1, 2016 the Company continued under the Canadian Business Corporations Act and changed its name to Standard Lithium Ltd. The Company’s principal operations are comprised of exploration for and development of lithium brine properties in the United States of America (“USA”). The address of the Company’s corporate office and principal place of business is 110, 375 Water Street, Vancouver, British Columbia, Canada, V6B 5C6. The Company’s shares are listed on the TSX Venture Exchange and NYSE American Stock Exchange under the symbol “SLI” and the Frankfurt Exchange in “S5L”.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company has no sources of revenue and as at June 30, 2021 had an accumulated deficit of $68,617,507. These matters raise significant doubt regarding the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to raise equity financings. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

During March 2020, the World Health Organisation declared COVID-19 a global pandemic. This contagious disease outbreak and any related adverse developments, has adversely affected workforces, economies and financial markets globally, leading to an economic downturn. The impact of COVID-19 on the Company’s operations has not been significant, but management continues to monitor the situation.

2.    Basis of Presentation

a)    Statement of compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Board (“IASB”). These consolidated financial statements have been prepared on the basis of IFRS standards that are effective for the Company‘s fiscal year ended June 30, 2021.

b)    Basis of consolidation

The consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiaries. On February 21, 2017, the Company acquired Moab Minerals Corp. and its wholly owned subsidiary 1093905 Nevada Corp. Moab Minerals Corp. was incorporated under the British Columbia Business Corporations Act and 1093905 Nevada Corp. was incorporated in the State of Nevada, USA. On March 17, 2017, the Company incorporated California Lithium Ltd. in the State of Nevada, USA. On June 13, 2017, the Company acquired Vernal Minerals Corp. and its wholly owned subsidiary Arkansas Lithium Corp. Vernal Minerals Corp. was incorporated under the British Columbia Business Corporations Act and Arkansas Lithium Corp. was incorporated in the State of Nevada, USA. On December 13, 2018, the Company acquired 2661881 Ontario Limited which was incorporated under the laws of Ontario. On February 3, 2021, the Company incorporated Texas Lithium Holding Corp. in the Province of British Columbia and on February 11, 2021 the Company incorporated its wholly owned subsidiary Texas Lithium Corp. in the State of Nevada, USA.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

(Expressed in Canadian Dollars)

2.    Basis of Presentation - continued

b)    Basis of consolidation - continued

On June 9, 2021, the Company amalgamated Moab Minerals Corp., Vernal Minerals Corp. and 2661881 Ontario Limited into Standard Lithium Ltd. All significant inter-company balances and transactions have been eliminated upon consolidation.

c)    Functional and presentation currency

Items included in the consolidated financial statements of the Company and its wholly owned subsidiaries are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional currency of the Company and its Canadian subsidiary, Texas Lithium Holding Corp. is the Canadian dollar. The functional currency of 1093905 Nevada Corp., California Lithium Ltd., Arkansas Lithium Corp. and Texas Lithium Corp. is the United States dollar.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of transaction. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are included in profit and loss.

The results and financial position of a subsidiary that has a functional currency different from the presentation currency are translated into the presentation currency as follows:

■    Assets and liabilities are translated at the closing rate at the reporting date;

■    Income and expenses for each income statement are translated at average exchange rates for the period; and

■    All resulting exchange differences are recognised in other comprehensive income as cumulative translation adjustments.

On consolidation, exchange differences arising from the translation of the net investment in foreign entity is taken to accumulated other comprehensive loss. When a foreign operation is sold, such exchange differences are recognized in profit or loss as part of the gain or loss on sale.

d)    Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for financial assets classified as fair value through profit or loss which are stated at their fair value.

In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

e)    Critical accounting estimates and judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities and contingent liabilities as at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

(Expressed in Canadian Dollars)

2.    Basis of Presentation – continued

e)    Critical accounting estimates and judgments - continued

Significant accounting judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include, but are not limited to:

(i)      Determination of categories of financial assets and financial liabilities

The determination of categories of financial assets and financial liabilities has been identified as an accounting policy involving assessments and judgments made by management.

(ii)     Recoverability of long-lived assets

The application of the Company’s accounting policy for long-lived assets requires judgment in determining whether future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditures are capitalized, information becomes available suggesting there are indications of impairment, the carrying amount is tested to determine if it exceeds the recoverable amount.

(iii)     Going concern assumption

 As described in Note 1, management uses its judgement in determining whether the Company is able to continue as a going concern.

(iv)     Deferred income taxes

Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable income realized, including the usage of tax planning strategies.

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognized in the financial statements are as follows:

(i)      Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating the fair value for share-based payment transactions are disclosed in Note 11.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

(Expressed in Canadian Dollars)

2.     Basis of Presentation – continued

 e)       Critical accounting estimates and judgments - continued

(ii)      Impairment calculations

The Company evaluates each long-term asset each reporting period to determine if there are any indications of impairment. If any such indications exist, an estimate of the recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The estimates and assumptions used to estimate the recoverable amount of the long-lived assets are subject to risk and uncertainty and there is the possibility that changes in circumstances will alter these estimates and assumptions.

(iii)     Decommissioning provision

The Company estimates the decommissioning obligations for the Company’s pilot plant. In most instances, removal of assets and remediation occurs many years into the future. Amounts recorded for the decommissioning obligations and related accretion expense require estimates regarding remediation date, future environmental legislation, the extent of reclamation activities required, the engineering methodology for estimating costs, future removal technologies in determining the removal costs, and discount rates to determine the present value of these cash flows.

3.     Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements and have been applied consistently by the Company.

a)     Impairment of non-financial assets

Non-financial assets are evaluated at least annually by management for indicators that carrying value is impaired and may not be recoverable. When indicators of impairment are present, the recoverable amount of an asset is evaluated at the level of a cash generating unit (“CGU”), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets, where the recoverable amount of the CGU is the greater of the CGU’s fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments to the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses for assets with a finite useful life, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

(Expressed in Canadian Dollars)

3.      Significant Accounting Policies – continued

  b)     Income taxes

Tax expense comprises current and deferred tax. Tax is recognized in income except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period.

Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period, and which are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax liabilities are generally recognized for all taxable temporary differences. However, deferred tax liabilities are not recognized for taxable temporary differences arising on investments in subsidiaries where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future, or on temporary differences that arise from goodwill which is not deductible for tax purposes. Deferred tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. Deferred tax assets are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

c)     Convertible debenture

Convertible debentures are classified separately into financial liability and equity components in accordance with the substance of the contractual agreement. At the date of issue, the fair value of the liability component is estimated using a discount rate that would have been applicable to non-convertible debt. This amount is recorded as a liability on an amortized cost basis until extinguished upon conversion or repayment. The equity component is determined by deducting the amount of the liability component from the face value of the convertible debenture as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured.

d)    Earnings per shar

Basic earnings (loss) per share (“EPS”) is calculated by dividing profit or loss attributable to ordinary equity holders (numerator) by the weighted average number of ordinary shares outstanding (denominator) during the period. The denominator is calculated by adjusting the shares issued at the beginning of the period by the number of shares bought back or during the period, multiplied by a time-weighting factor.

Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of dilutive options and other dilutive potential units. The effects of anti-dilutive potential units are ignored in calculating diluted EPS. All options and warrants are considered anti-dilutive when the Company is in a loss position.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

(Expressed in Canadian Dollars)

3.     Significant Accounting Policies - continued

e)    Share-based payment

The Company has an equity-settled share purchase stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and are amortized over the vesting period, which is the period over which all of the specific vesting conditions are satisfied. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period.

Share-based payments to non-employees are measured at the fair value of goods or services received, or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The offset to the recorded cost is to stock options reserve. Consideration received on the exercise of stock options is recorded as share capital and the related stock options reserve is transferred to share capital. Upon expiry the recorded value is transferred to deficit.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period.

Where a grant of options is cancelled and settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

 f)      Financial instruments

 The following table summarizes the classification and measurement of the Company’s financial instruments under IFRS 9:

Financial Instrument	Classification
Cash	FVTPL
Accounts payable	Amortized cost
Convertible loan	Amortized cost

Financial assets

The Company classifies its financial assets into the following categories, depending on the purpose for which the asset was acquired. Management determines the classification of its financial assets at initial recognition.

Amortized cost

Amortized cost are those assets which are held within a business whose objective is to hold financial assets to collect contractual cash flows; and the terms of the financial assets must provide on specified dates cash flows solely through the collection of principal and interest.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

(Expressed in Canadian Dollars)

3.      Significant Accounting Policies – continued

f)    Financial instruments – continued

Fair value through other comprehensive income (“FVOCI”)

FVOCI assets are those assets which are held within a business whose objective is achieved by both collecting contractual cash flows and selling financial assets; and the contractual terms of the financial assets give rise on specified dates to cash flows solely through the collection of principal and interest.

FVTPL

A financial asset shall be measured at fair value through profit or loss unless it is measured at amortized cost or FVOCI. The Company may however make the irrevocable option to classify particular investments as FVTPL.

All financial instruments are initially recognized at fair value on the consolidated statement of financial position. Subsequent measurement of financial instruments is based on their classification. Financial assets and liabilities classified at FVTPL are measured at fair value with changes in those fair values recognized in the consolidated statement of loss and comprehensive loss for the year. Financial assets classified at amortized cost are measured at amortized cost using the effective interest method.

Financial assets are de-recognized when the contractual rights to the cash flows from the financial asset expire or when the contractual rights to those assets are transferred.

Financial liabilities

Management determines the classification of its financial liabilities at initial recognition.

Amortized cost

The Company classifies all financial liabilities as subsequently measured at amortized cost using the effective interest method, except for financial liabilities carried at FVTPL and certain other exceptions.

Financial liabilities are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

  g)    Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received net of direct issuance costs.

The Company uses the residual value method with respect to the measurement of common shares and share purchase warrants issued as units. The proceeds from the issue of units is allocated between common shares and share purchase warrants where the fair value of the common shares is based on the market value on the announcement date and the balance, if any, is allocated to the attached warrants.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

(Expressed in Canadian Dollars)

3.     Significant Accounting Policies – continued

  h)    Leases

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Leases in terms of which the Company does not assume substantially all the risks and rewards of ownership are classified as operating leases, which are recognised as an expense on a straight-line basis over the lease term.

i)     Intangible assets

Intangible assets with finite useful lives are recorded at cost less accumulated amortization and accumulated impairment losses and are amortized on a straight-line basis over their estimated useful life. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives are carried at cost less accumulated impairment losses.

The Company’s intangible asset is amortized on a straight-line basis over its estimated useful life of 10 years.

j)     Asset acquisition

Management determines whether assets acquired and liabilities assumed constitute a business. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. The Company completed the acquisition of 2661881 Ontario Limited on December 13, 2018 and concluded that the transaction did not qualify as a business combination under IFRS 3, “Business Combinations”, as management concluded that significant processes were not acquired. Accordingly, the acquisition of 2661881 Ontario Limited has been accounted for as an asset acquisition (Note 6).

k)     Exploration and Evaluation Expenditures

General exploration and evaluation (“E&E”) expenditures incurred prior to acquiring the legal right to explore are charged to profit or loss as incurred. E&E expenditures incurred subsequent to acquisition of the legal right to explore, including license and property acquisition costs, geological and geophysical expenditures, costs of drilling exploratory wells and directly attributable overhead including salaries and employee benefits, are initially capitalized as E&E assets. E&E assets are not depleted and are moved into property, plant and equipment when they are determined to meet certain technical feasibility and commercial viability thresholds as determined by management. Upon transfer to property, plant and equipment, E&E assets are assessed for impairment in addition to regular impairment reviews to ensure they are not carried at amounts above their estimated recoverable values.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

(Expressed in Canadian Dollars)

3.     Significant Accounting Policies – continued

 k)     Exploration and Evaluation Expenditures – continued

E&E assets are assessed for impairment at the cash-generating unit level when there are indicators of impairment. The Company considers the following to be indicators of impairment:

(a)	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;
(b)	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;
(c)	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and
(d)	sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

l)     Property and Equipment

Property and and equipment is initially recorded at historical cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset.

Residual values and useful economic lives are reviewed at least annually and are adjusted if appropriate at each reporting date. Subsequent expenditures relating to an item of property and equipment are capitalized when it is probable that future economic benefits from the use of the assets will be increased. All other subsequent expenditure is recognized as repairs and maintenance expenses during the period in which they are incurred. Gains and losses on disposal of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of the asset and are recognized net within other income in the consolidated statement of comprehensive loss.

The Company’s pilot plant is amortized on a straight-line basis over its estimated useful life of 2 years.

m)    Decommissioning Provision

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of management’s best estimate of future remediation costs arising from the decommissioning is capitalized to the related asset along with a corresponding increase in the decommissioning provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The amount capitalized will be depreciated on the same basis as the related assets.

The Company’s estimates of remediation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of future expenditures. These changes in estimates are recorded directly to the asset with a corresponding entry to the decommissioning provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

(Expressed in Canadian Dollars)

3.       Significant Accounting Policies – continued

m)     Decommissioning Provision – continued

Changes in the net present value due to the passage of time are charged to profit and loss for the period as a borrowing cost with a corresponding entry to the decommissioning provision. The net present value of remediation costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred. The costs of remediation projects that were included in the provision are recorded against the provision as incurred.

n)      Research and development expenditures

Research expenditures are expensed in the period incurred. Product development expenditures are expensed in the period incurred unless the product under development meets specific criteria related to technical, market and financial feasibility for deferral and amortization. The Company's policy is to amortize deferred product development expenditures over the expected future life of the product once product revenues or royalties are recorded.

o)      Changes in accounting standards

New accounting standards issued but not yet effective

Accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

(Expressed in Canadian Dollars)

4.        Exploration and Evaluation Assets

	California	Arkansas
	Property $	Property $	Total $

Acquisition costs:
Balance, June 30, 2019	8,101,447	10,863,335	18,964,782
Acquisition of property	1,320,347	960,910	2,281,257
Effect of movement in foreign exchange rates	331,972	449,077	781,049
Balance, June 30, 2020	9,753,766	12,273,322	22,027,088
Acquisition of property	3,897,975	945,501	4,843,476
Effect of movement in foreign exchange rates	(883,192)	(1,111,337)	(1,994,529)
Balance, June 30, 2021	12,768,549	12,107,486	24,876,035

Exploration Costs:
Balance, June 30, 2019	4,367,380	2,049,687	6,417,067
Other exploration costs	6,317	231,137	237,453
Effect of movement in foreign exchange rates	181,021	85,718	266,740
Balance, June 30, 2020	4,554,718	2,366,542	6,921,260
Other exploration costs	10,757	408,853	419,610
Effect of movement in foreign exchange rates	(412,424)	(214,287)	(626,711)
Balance, June 30, 2021	4,153,051	2,561,108	6,714,159

Balance, June 30, 2020	14,308,484	14,639,864	28,948,349
Balance, June 30, 2021	16,921,600	14,668,594	31,590,194

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

(Expressed in Canadian Dollars)

4.        Exploration and Evaluation Expenditures - continued

California Property

On August 11, 2016, the Company entered into an option purchase and assignment agreement (the "Option Purchase Agreement") with TY & Sons Explorations (Nevada), Inc. ("TY & Sons") and Nevada Alaska Mining Company Inc. ("Nevada Mining"), pursuant to which the Company will acquire all of TY & Sons’ right, title and interest in a property option agreement between TY & Sons and Nevada Mining, as property owner (the "Underlying Option Agreement"). Under the Underlying Option Agreement, TY & Sons has the option (the "Option") to acquire from Nevada Mining an interest in the California Property (collectively, the "Option Purchase"), which comprises mineral claims situated in San Bernardino County, California. The transaction, having received the approval of the TSX Venture Exchange, closed on November 17, 2016. As consideration, the Company issued 14,000,000 common shares of the Company and paid certain costs incurred to TY & Sons.

In order to exercise the Option pursuant to the terms of the Underlying Option Agreement, the Company will be required to pay the total sum of US$325,000 and issue an aggregate of 2,500,000 common shares to Nevada Mining as follows:

●	US$125,000 on closing of the Option Purchase Agreement (paid)
●	US$50,000 on or before July 7, 2017 (paid)
●	US$50,000 on or before July 7, 2018 (paid)
●	US$50,000 on or before July 7, 2019 (paid)
●	US$50,000 on or before July 7, 2020 (paid)

●	Issue 500,000 common shares on closing of the Option Purchase Agreement (issued)
●	Issue 500,000 common shares on or before October 1, 2017 (issued)
●	Issue 500,000 common shares on or before October 1, 2018 (issued)
●	Issue 500,000 common shares on or before October 1, 2019 (issued)
●	Issue 500,000 common shares on or before October 1, 2020 (issued)

The property is subject to a 2.5% net smelter return royalty on commercial production from the mineral claims, in favour of Nevada Mining. The property is also subject to an additional 0.5% net smelter returns royalty applicable to any after acquired properties in the area of interest stipulated by the Option Purchase Agreement, also in favour of Nevada Mining.

On May 1, 2017, the Company signed a Property Lease Agreement with National Chloride Company of America (“National Chloride”) for rights to an adjacent property to the California Property, with approximately 12,290 acres. Under this Property Lease Agreement, the Company paid US$25,000 at signing of a Letter of Intent and will be required to pay the total sum of US$1,825,000 and issue an aggregate of 1,700,000 common shares of the Company to National Chloride as follows:

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

(Expressed in Canadian Dollars)

4.         Exploration and Evaluation Expenditures - continued

California Property – continued

●	US$25,000 on the Purchase Agreement date (paid)
●	US$50,000 on or before November 24, 2017 (paid)
●	US$100,000 on or before May 24, 2018 (paid)
●	US$100,000 on or before May 24, 2019 (paid)
●	US$100,000 on or before May 24, 2020 (paid)
●	US$100,000 on or before May 24, 2021 (paid)
●	US$100,000 on or before May 24, 2022
●	US$250,000 upon successful completion of a pre-feasibility study
●	US$1,000,000 upon successful completion of a bankable feasibility study

●	Issue 100,000 common shares on the closing date (issued)
●	Issue 100,000 common shares on or before November 24, 2017 (issued)
●	Issue 200,000 common shares on or before May 24, 2018 (issued)
●	Issue 200,000 common shares on or before May 24, 2019 (issued)
●	Issue 200,000 common shares on or before May 24, 2020 (issued)
●	Issue 200,000 common shares on or before May 24, 2021 (issued)
●	Issue 200,000 common shares on or before May 24, 2022
●	Issue 500,000 common shares successful completion of a pre-feasibility study

It is expressly agreed that the “Leased Rights” are limited to lithium exploration and production activities and operations. The Company will pay a two percent royalty on gross revenue derived from the properties to National Chloride, subject to a minimum annual royalty payment of US$500,000. On September 1, 2017, the Property Lease Agreement was amended to include an additional approximately 6,000 acres adjacent to the 12,290 acres. The amendment agreement continues all the economic terms of the previous lease agreement with National Chloride, with the additional requirement that the Company will be responsible for ongoing carrying costs associated with the additional claims. A payment of $56,873 (US$44,805) was made to the Bureau of Land Management, Department of the Interior (“BLM”) for these carrying costs.

On April 23, 2018 the Company entered into an exploration and option agreement (“EOA”), with TETRA Technologies, Inc., to secure access to additional operating and permitted land consisting of approximately 12,100 acres in Bristol Dry Lake, and up to 11,840 acres in the adjacent Cadiz Dry Lake, Mojave Desert, California. The EOA with TETRA allows for the exclusive right to negotiate and conduct exploration activities and to enter into a mineral lease to allow exploration and production activities for lithium extraction on property held under longstanding mining claims and permits by TETRA.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

(Expressed in Canadian Dollars)

4.         Exploration and Evaluation Expenditures - continued

California Property – continued

In connection with the entering into of the EOA, the Company made a non-refundable deposit of $131,680 (US$100,000) and will be required to pay the total sum of US$2,700,000 and issue an aggregate of 3,400,000 common shares of the Company to TETRA Technologies, Inc. as follows:

●	US$100,000 initial payment on April 23, 2018 (paid)
●	US$100,000 on or before October 23, 2018 (paid)
●	US$200,000 on or before April 23, 2019 (paid)
●	US$200,000 on or before April 23, 2020 (paid)
●	US$200,000 on or before April 23, 2021 (paid)
●	US$200,000 on or before April 23, 2022
●	US$200,000 on or before April 23, 2023
●	US$500,000 upon successful completion of a pre-feasibility study
●	US$1,000,000 upon successful completion of a bankable feasibility study

●	Issue 200,000 common shares on April 23, 2018 (issued)
●	Issue 200,000 common shares on or before October 23, 2018 (issued)
●	Issue 400,000 common shares on or before April 23, 2019 (issued)
●	Issue 400,000 common shares on or before April 23, 2020 (issued)
●	Issue 400,000 common shares on or before April 23, 2021 (issued)
●	Issue 400,000 common shares on or before April 23, 2022
●	Issue 400,000 common shares on or before April 23, 2023
●	Issue 1,000,000 common shares successful completion of a pre-feasibility study

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

(Expressed in Canadian Dollars)

4.         Exploration and Evaluation Expenditures – continued

Arkansas Property

On July 26, 2017, the Company entered into a Memorandum of Understanding (MOU) with a non-affiliated NYSE-listed company (the “Vendor”) with regard to an option to acquire certain rights to conduct brine exploration and production and lithium extraction activities on approximately 33,000 net brine acres located in Columbian and Lafayette Counties, Arkansas. At signing of the MOU, a non-refundable deposit of $614,150 (US$500,000) was made with additional fees and payment obligations in the future if the option is executed and exercised, and subject to certain conditions.

On December 29, 2017, the Company entered into an Option Agreement to proceed with the transaction (the “Agreement Date”). Under this Option Agreement, the Company will be required to make payments to the Vendor as follows:

●	US$500,000 before January 28, 2018 (paid)
●	An additional US$600,000 on or before December 29, 2018 (paid)
●	An additional US$700,000 on or before December 29, 2019 (paid)
●	An additional US$750,000 on or before December 29, 2020 (paid)
●

Additional annual payments of US$1,000,000 on or before each annual anniversary of the Agreement Date, beginning with that date that is 48 months following the Agreement Date, until the earlier of the expiration of the Exploratory Period or, if the Optionee exercises the Option, the Optionee beginning payment of the Royalty.

During the Lease Period, at any time following the commencement of Commercial Production, the Company agreed to pay a Royalty of 2.5% of gross revenue (minimum Royalty US$1,000,000) to the underlying owner.

On May 4, 2018 the Company entered into a Memorandum of Understanding (“MOU”), with LANXESS Corporation (“LANXESS”) with the purpose of testing and proving the commercial viability of extraction of lithium from brine that is produced as part of LANXESS’ bromine extraction business at its three southern Arkansas facilities. The MOU sets out the basis on which the parties have agreed to cooperate in a phased process towards developing commercial opportunities related to the production, marketing and sale of battery grade lithium products extracted from tail brine and brine produced from the Smackover Formation. The MOU forms the basis of what will become a definitive agreement and is binding until the execution of a more comprehensive agreement that the parties may execute on the completion of further development phases. The Company has paid an initial $3,834,000 (US$3,000,000) reservation fee to LANXESS to secure access to the tail brine, with an additional US$3,000,000 reservation fee due upon completion of certain development phases which were completed prior to the year end of June 30, 2019. The additional US$3,000,000 fee was included in the accounts payable and accrued liabilities as at June 30, 2020 and 2019 and was paid in full on February 16, 2021.

5.         Reclamation deposit

On September 6, 2017, the Company paid $77,660 (US$62,659) for a reclamation bond to the Bureau of Land Management (“BLM”) with respect to the exploration trenching and drilling on the California Property (Note 4). This amount was determined by the BLM to be sufficient to meet all anticipated reclamation requirements.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

(Expressed in Canadian Dollars)

6.         Intangible asset

On December 13, 2018, the Company acquired 2661881 Ontario Limited (“2661881”) from Craig Johnstone Brown (“Brown”) by purchasing all the issued and outstanding shares. 2661881 holds the intellectual property rights to a process for the selective extraction of lithium from brine solutions (the “IP Assets”). The Company determined that this transaction is an asset acquisition as the assets acquired did not constitute a business.

The consideration payable by the Company to Brown will be comprised of cash and common shares of the Company as follows:

(i)	$50,000 deposit (paid);
(ii)	$250,000 on the closing date (paid);
(iii)	$250,000 promissory note payable six months after the closing date (paid);
(iv)	500,000 common shares on the closing date (issued);
(v)

$500,000 payable on the earlier of (i) the third anniversary of the closing date, (ii) the date that the Company conclusively determines whether or not to proceed with the commercial development of the IP Assets (regardless of the outcome of such decision); or (iii) such other date as the Company and Brown may agree in writing (the “Investment Date”)(paid); and

(vi)

500,000 shares issuable on the earlier of (i) the third anniversary of the closing date, (ii) the date that the Company conclusively determines whether to proceed with the commercial development of the IP Assets (regardless of the outcome of such decision); or (iii) such other date as the Company and Brown may agree in writing (the “Investment Date”)(issued).

On October 28, 2019, the Company agreed to accelerate the timeframe of completion of the payments and common share issuances detailed under items (v) and (vi) above to Brown by making (a) a cash payment of $250,000, on or before November 15, 2019 (paid); and (b) a further $250,000 (paid), and the issuance of 500,000 common shares (issued) on or before December 31, 2019. As at June 30, 2020, the Company had satisfied all payment and share issuance obligations due and owing with respect to the acquisition of 2661881 as detailed above.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

(Expressed in Canadian Dollars)

6.         Intangible asset (continued)

The fair value of the intangible assets acquired is as follows:

$
Consideration paid
Cash	300,000
Fair value of 500,000 common shares issued at closing date	475,000
Fair value of promissory note payable due six months after closing date	226,391
Cash payable on or before the Investment Date	375,657
Fair value of 500,000 common shares issuable on or before the Investment Date	475,000
Total consideration paid	1,852,048
Legal fees capitalized in connection with the acquisition of 2661881	58,301
Balance, June 30, 2019	1,910,349
Amortisation	(27,740)
Balance, June 30, 2020	1,882,609
Amortisation	(191,034)
Balance, June 30, 2021	1,691,575

The intangible asset represents purchase of intellectual property rights and was put in use in conjunction with the operation of the Company’s pilot plant on May 9, 2020 (Note 7).

7.         Pilot plant

On May 9, 2020, the Company commenced full-time operation of its LiSTR pilot plant, located at LANXESS’ south plant facility in El Dorado, Arkansas. The pilot plant is the culmination of over three years of research and development activities by the Company and its partners. The pilot plant is a bespoke DLE (Direct Lithium Extraction) plant, designed to extract lithium directly and continuously from Smackover Formation brines. The plant is designed to process up to 50 USGPM of brine, extract the lithium, and produce a high quality, concentrated lithium chloride intermediate product.

The pilot plant is being amortized on a straight-line basis over its estimated useful life of 2 years and has an estimated salvage value of $620,000 at the end of its estimated useful life.

As at June 30, 2021, the carrying value of the pilot plant is summarized as follows:

$
Balance at June 30, 2019	-
Costs transferred from asset under construction	25,964,026
Decommissioning provision	136,280
Amortisation	(3,722,862)
Balance at June 30, 2020	22,377,444
Additions	2,764,138
Amortisation	(11,360,466)
Effect of movement in foreign exchange rates	(1,442,375)
Balance at June 30, 2021	12,338,741

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

(Expressed in Canadian Dollars)

8.         Convertible loan

On October 29, 2019 (the “Closing Date”), the Company entered into a US$3,750,000 loan and guarantee agreement (the “Agreement”) with LANXESS Corporation (the “Lender”). The Loan was fully advanced to the Company on the Closing Date and will be used in the ongoing development of the Company’s pilot plant in southern Arkansas (see Note 7).

The principal amount of the Loan matures on the fifth anniversary of the Closing Date, provided that at the election of the Lender at any time after the second anniversary of the Closing Date, the Maturity Date shall be such earlier date as the Lender may elect by written notice provided to the Company at least 60 days before such earlier date. The Loan will be convertible at the option of the Lender at any time prior to the repayment of the Loan, at the Lender’s option, to convert all or any portion of a Loan into common shares and warrants of the Company at a rate such that for each US$1,000 of principal converted, the Lender will receive 1,667 common shares of the Company and one-half of one warrant to purchase an additional common share with an exercise price of $1.20 per common share for a term of three years. Assuming full conversion of the Loan principal, the Lender would receive 6,251,250 common shares and 3,125,625 warrants of the Company. All securities issued upon conversion of the Loan will be subject to four-month-and-one-day statutory hold period from the date the Loan was advanced.

The outstanding principal amount of the Loan will bear interest at an annual rate of 3.0%, subject to adjustments with accrued interest being payable in cash on each anniversary of the Closing Date. In the event that the Company has a positive consolidated operating cash flow, as shown on its consolidated financial statements, the Company will pay a fee to the Lender of 4.5% per annum on the average daily outstanding principal amount of the Loan from the issuance date to the date that the consolidated operating cash flow of the Company is positive. From and after the date on which the consolidated operating cash flow of the Company is positive, the annual interest rate increases to 7.5%. Pre-payments are permitted with prior written approval of the Lender and are subject to a prepayment fee of 3.0% on the portion of the Loan being prepaid.

The Company determined that the Convertible loan contains an embedded foreign exchange derivative liability and a debt host liability. The embedded foreign exchange derivative liability was determined to be not material and therefore the Company assigned the full value on initial recognition to the debt host liability.

The gross proceeds of the Convertible loan were reduced by the transaction costs of US$199,869 resulting in a balance of US$3,550,131 on initial recognition. The Convertible loan is measured at amortized cost and will be accreted to maturity over the term at 4.1% per annum using the effective interest method.

On June 10, 2021, the Lender elected for early conversion of the loan in full and the Company issued 6,251,250 common shares and issued 3,125,625 share purchase warrants. Each warrant is exercisable to acquire an additional common share of the Company at a price of $1.20 until June 10, 2024. The full conversion of the loan facility retired the US$3,750,000 of long-term liability. The Company paid the Lender $181,286 of interest accrued on the loan from the period of October 29, 2019 to June 9, 2021.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

(Expressed in Canadian Dollars)

8.         Convertible loan - continued

$
Beginning balance at June 30, 2019	-
Initial recognition	4,641,796
Interest and accretion expense	132,034
Foreign exchange loss	181,670
Balance at June 30, 2020	4,955,500
Interest and accretion expense	173,662
Foreign exchange gain	(594,788)
Common shares issued for conversion	(4,353,088)
Interest paid	(181,286)
Balance at June 30, 2021	-

9.         Amounts payable

During the year ended June 30, 2019, the Company issued note payable of $250,000 payable six months after the closing date of the acquisition of 266861 Ontario Limited (Note 6) and will owe $500,000 at a later date as referenced in Note 6(v). Due to these amounts being owed at a later date the Company valued these at the present value and recorded accretion expense as follows:

$
Beginning balance at June 30, 2018	-
Fair value of promissory note payable due six months after closing date	226,391
Accretion expense for promissory note payable due six months after closing date	23,609
Cash payable on or before the Investment Date	375,657
Accretion expense for cash payable on or before the Investment Date	22,796
Total note payable	648,453
Less: amount paid	(250,000)
Amounts payable at June 30, 2019	398,453
Accretion expense for cash payable on or before the Investment Date	18,133
Loss on settlement of liability	83,414
Less: amount paid	(500,000)
Amounts payable at June 30, 2020	-

10.       Decommissioning Provision

The following table presents the continuity of the decommissioning provision associated with the Company’s pilot plant:

$
Beginning balance at June 30, 2019	-
Initial recognition	136,280
Balance at June 30, 2020	136,280
Effect of movement in foreign exchange rates	(12,340)
Balance at June 30, 2021	123,940

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

(Expressed in Canadian Dollars)

10.       Decommissioning Provision - continued

The present value of the decommissioning provision of $123,940 was calculated using an average risk-free rate of 0.25%. Decommissioning activities are expected to occur between 2023 and 2025.

11.       Share Capital

 a)        Authorized capital

Unlimited number of common voting shares without nominal or par value.

Unlimited number of preferred shares without par value issued in one or more series.

141,166,203 common shares were issued and outstanding at June 30, 2021.

On October 1, 2019, the Company issued 500,000 common shares with a fair value of $360,000 to Nevada Alaska Mining Co. Ltd. (Note 4).

On December 27, 2019, the Company issued 500,000 common shares with a fair value of $475,000 in connection with the acquisition of 2661881 Ontario Limited and the intangible asset (Note 6).

On February 20, 2020, the Company closed a non-brokered private placement of 16,140,219 special warrants (each, a “Special Warrant”) at a price of $0.75 per Special Warrant for gross proceeds of $12,105,165. Each Special Warrant entitles the holder to receive, upon voluntary exercise prior to, or deemed exercise on, the Automatic Exercise Date (as defined below) and without payment or additional consideration, one unit (each, a “Conversion Unit”) of the Company. Each Conversion Unit will consist of one common share of the Company, and one-half-of-one common share purchase warrant (each whole warrant, a “Conversion Warrant”). Each Conversion Warrant will entitle the holder to acquire an additional common share of the Company, at a price of $1.00 per share for a period of 24 months from the issuance of the Special Warrants, subject to an accelerated expiry if the closing price of the Company’s shares is greater than $1.50 per share for a period of 15 consecutive trading days (the “Acceleration Event”). The Company will give notice to the holders of the Acceleration Event and the Conversion Warrants will expire 30 days thereafter. Each Special Warrant will be deemed exercised on the date (the “Automatic Exercise Date”) that is two (2) business days following the earlier of: (i) the date which is four-months-and-one day from completion of the private placement; and (ii) the date on which the Company obtains a receipt from the applicable securities regulatory authorities (the “Securities Commissions”) for a final prospectus qualifying distribution of the Conversion Units. In connection with the completion of the private placement, the Company paid finders’ fees of $120,132, issued 452,025 Conversion Warrants with a fair value of $133,644 to finders and also incurred other issuance costs in the amount of $57,102. All Special Warrants converted to unrestricted common shares on June 21, 2020.

On April 23, 2020, the Company issued 400,000 common shares with a fair value of $248,000 to TETRA Technologies, Inc. (Note 4).

On May 24, 2020, the Company issued 200,000 common shares with a fair value of $184,000 to National Chloride. (Note 4).

During the year ended June 30, 2020, the Company issued a total of 163,025 common shares for the exercise of share purchase warrants. The Company received proceeds of $53,525 upon exercise.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

(Expressed in Canadian Dollars)

11.      Share Capital – continued

a)      Authorized capital – continued

On October 1, 2020, the Company issued 500,000 common shares with a fair value of $1,025,000 to Nevada Alaska Mining Co. Ltd. (Note 4).

On December 18, 2020, the Company closed a prospectus financing of 15,697,500 common shares at a price of $2.20 for aggregate gross proceeds of $34,534,500. The Company incurred $2,666,812 of share issuance costs related to the financing.

On April 23, 2021, the Company issued 400,000 common shares with a fair value of $1,600,000 to TETRA Technologies, Inc. (Note 4).

On May 21, 2021, the Company issued 200,000 common shares with a fair value of $786,000 to National Chloride. (Note 4).

On June 10, 2021, the Company issued 6,251,250 common shares to Lanxess Corporation upon the conversion of the convertible loan (Note 8).

During the year ended June 30, 2021, the Company issued a total of 11,245,133 common shares for the exercise of share purchase warrants. The Company received proceeds of $10,190,569 upon exercise. As at June 30, 2021, the Company held $39,000 as a receivable from the Company’s transfer agent.

During the year ended June 30, 2021, the Company issued a total of 1,375,000 common shares for the exercise of stock options. The Company received proceeds of $1,241,500 upon exercise and transferred $981,261 from contributed surplus to share capital.

b)      Warrants

Warrant transactions are summarized as follows:

	Number of warrants	Weighted average exercise price
Balance at June 30, 2019	14,886,996	1.53
Expired	(5,156,411)	2.60
Exercised	(163,025)	0.32
Cancelled	(15,000)	1.00
Issued	8,522,135	1.00
Balance at June 30, 2020	18,074,695	0.98
Expired	(141,317)	1.00
Exercised	(11,245,133)	0.93
Issued	3,125,625	1.20
Balance at June 30, 2021	9,813,870	1.13

The weighted average remaining contractual life of the warrants outstanding is 1.40 years.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

(Expressed in Canadian Dollars)

11.      Share Capital - continued

c)      Options

The Company has a stock option plan in place under which it is authorized to grant options to officers, directors, employees, consultants and management company employees enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the plan, the exercise price of each option shall not be less than the price permitted by any stock exchange. The options can be granted for a maximum term of 10 years.

On July 19, 2019, the Company granted 100,000 stock options to a consultant of the Company at a price of $0.83 for a period of three years. All of the stock options vested on July 31, 2019.

On October 16, 2019, the Company granted 150,000 stock options to a consultant of the Company at a price of $0.75 for a period of four years. All of the stock options vested at grant.

On January 13, 2020, the Company granted 300,000 stock options to a consultant of the Company at a price of $0.89 for a period of 3 years. All of the stock options vested at grant.

On March 9, 2020, the Company granted 4,450,000 stock options to directors and officers of the Company at a price of $0.76 for a period of three (3) years. All of the stock options vested at grant.

On May 4, 2020, the Company granted 850,000 stock options to consultants of the Company at a price of $0.75 for a period of three years. All of the stock options vested at grant.

On May 13, 2020, the Company granted 100,000 stock options to a consultant of the Company at a price if $0.81 for a period of three (3) years with the stock options vesting one quarter at three months from grant date, one quarter at six months from grant date, one quarter at nine months from grant date and one quarter at one year from grant date.

On August 9, 2020, the Company extended the expiration date of 435,784 stock options issued to consultants from August 9, 2020 to August 9, 2021. The exercise price of the options remains $1.02 per option.

On January 18, 2021, the Company granted 1,200,000 stock options to directors and officers of the Company at a price of $3.39 for a period of 5 years. All of the stock options vested at grant.

On April 13, 2021, the Company granted 400,000 stock options to consultants of the Company at a price of $3.43 for a period of three (3) years with the stock options vesting one quarter at grant, one quarter three months from grant date, one quarter at six months from grant date and one quarter at nine months from grant date.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

(Expressed in Canadian Dollars)

11.      Share Capital - continued

c)      Options

The weighted average fair value at grant date of options granted during the year ended June 30, 2021 was $2.90 per option (2020: $0.99). The fair value was determined using the Black-Scholes option-pricing model using the following weighted average assumptions:

	2021	2020
Expected stock price volatility	114%	103%
Risk-free interest rate	0.56%	0.97%
Dividend yield	-	-
Expected life of options (in years)	4	3.17
Stock price on date of grant	$3.41	$0.80
Forfeiture rate	-	-

Stock option transactions are summarized as follows:

	Number of options	Weighted average exercise price
Balance at June 30, 2019	8,747,681	$1.25
Options expired	(150,000)	1.03
Options cancelled	(300,000)	1.21
Options expired	(721,897)	2.10
Options granted	5,950,000	0.78
Balance at June 30, 2020	13,525,784	0.99
Options exercised	(1,375,000)	0.90
Options granted	1,600,000	3.40
Balance at June 30, 2021	13,750,784	$1.29

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

(Expressed in Canadian Dollars)

11.       Share Capital - continued

 c)       Options

The following table summarizes stock options outstanding and exercisable at June 30, 2021:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Exercise	Number	Remaining	Exercise		Exercise
Price	of	Contractual Life	Price	Number	Price
$	Shares	(years)	$	Exercisable	$

1.05	1,250,000	0.67	1.05	1,250,000	1.05
0.96	2,340,000	0.96	0.96	2,340,000	0.96
1.02	360,784	0.11	1.02	360,784	1.02
2.10	500,000	1.65	2.10	500,000	2.10
1.40	1,900,000	2.18	1.40	1,900,000	1.40
1.00	500,000	0.75	1.00	750,000	1.00
0.75	150,000	2.30	0.75	150,000	0.75
0.76	4,450,000	1.69	0.76	4,450,000	0.76
0.75	600,000	1.84	0.75	600,000	0.75
0.81	100,000	1.87	0.81	100,000	0.81
3.39	1,200,000	4.56	3.39	1,200,000	3.39
3.43	400,000	2.79	3.43	100,000	3.43
	13,750,784	1.78	1.29	13,450,784	1.23

12.       Related Party Transactions

Key management personnel are persons responsible for planning, directing and controlling the activities of the entity, and include directors and officers of the Company.

Compensation to key management is comprised of the following:

	2021	2020
Management fees	$1,526,911	$925,125
Share-based payments	4,072,365	1,402,448
	$5,599,276	$2,327,573

As at June 30, 2021 there is $404,296 (2020: $200,809) in accounts payable and accrued liabilities owing to officers of the Company.

Amounts due to/from the related parties are non-interest bearing, unsecured and have no fixed terms of repayment.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

(Expressed in Canadian Dollars)

13.       Income Taxes

Income tax expense (recovery) varies from the amount that would be computed from applying the combined Canadian federal and provincial income tax rate to income before taxes as follows:

	2021	2020
Net loss for the year before taxes	$(25,434,376)	$(9,527,368)
Statutory Canadian corporate tax rate	27.0%	27.0%
Anticipated tax recovery	$(6,867,282)	$(2,572,389)
Non-deductible items and other differences	1,843,110	866,608
Change in unrecognized tax benefits	5,024,172	1,705,781
Actual income tax provision (recovery)	$-	$-

The significant components of the Company’s deferred tax assets (liabilities) are as follows:

	2021	2020
Non-capital loss carry forwards	$8,119,908	$5,655,576
Capital assets	2,979,317	740,484
Mineral property interests	1,765,416	1,765,416
Share issue costs	871,412	550,405
	13,736,053	8,711,881
Unrecognized deferred tax assets	(13,736,053)	(8,711,881)
Net deferred income tax assets	$-	$-

At June 30, 2021, the Company has available non-capital tax losses for Canadian income tax purposes of approximately $25,325,000, available for carry-forward to reduce future years’ taxable income, if not utilized, expiring between 2031 and 2041. At June 30, 2021, the Company has available non-capital tax losses for United States income tax purposes of approximately $6,106,000, available for indefinite carry-forward to reduce future years’ taxable income.

14.      Capital Management

The Company considers its capital structure to include shareholders’ equity. Management’s objective is to ensure that there is sufficient capital to minimize liquidity risk and to continue as a going concern. Management reviews its capital management approach on an ongoing basis and believes that its approach, given the relative size of the Company is reasonable.

The Company is not subject to any external restrictions and the Company did not change its approach to capital management during the year.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

(Expressed in Canadian Dollars)

15.      Financial instruments and financial risk management

The fair value of financial instruments is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted market prices, as appropriate, in the most advantageous market for that instrument to which the Company has immediate access. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics.

The fair value of current financial instruments approximates their carrying value as they are short term in nature.

Financial instruments that are held at fair value are categorised based on a valuation hierarchy which is determined by the valuation methodology utilised:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is as prices) or indirectly (that is, derived from prices).

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Levels 1, 2 or 3 for the years ended June 30, 2021 and 2020.

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy:

June 30, 2021	Level 1	Level 2	Level 3	Total

Cash	$27,988,471	$-	$-	$27,988,471

June 30, 2020	Level 1	Level 2	Level 3	Total

Cash	$4,141,494	$-	$-	$4,141,494

The Company’s Board of Directors has the overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in response to the Company’s activities. Management regularly monitors compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

In the normal course of operations, the Company is exposed to various risks such as commodity, interest rate, credit, and liquidity risk. To manage these risks, management determines what activities must be undertaken to minimize potential exposure to risks. The objectives of the Company in managing risk are as follows:

●	maintaining sound financial condition;
●	financing operations; and
●	ensuring liquidity to all operations.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

(Expressed in Canadian Dollars)

15.       Financial instruments and financial risk management – continued

In order to satisfy these objectives, the Company has adopted the following policies:

●	recognize and observe the extent of operating risk within the business;
●	identify the magnitude of the impact of market risk factors on the overall risk of the business and take advantage of natural risk reductions that arise from these relationships.

(i)	Interest rate risk
The Company does not have any financial instruments which are subject to interest rate risk.

(ii)	Credit risk
Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations and arises principally from trade receivables. The Company does not have any financial instruments which are subject to credit risk.

(iii)	Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure its expenditures will not exceed available resources. As at June 30, 2021, the Company has a working capital surplus of $25,969,236 (2020 – working capital deficit $2,605,318).

(iv)	Foreign Exchange Risk
Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The Company is exposed to currency risk through the following assets and liabilities denominated in US dollars:

	2021 $	2020 $
Cash	736,623	574,506
Accounts payable	(1,520,823)	(6,426,587)
Convertible loan	-	(4,955,500)

At June 30, 2021, US Dollar amounts were converted at a rate of USD 1.00 to CAD 1.2394. A 10% increase or decrease in the US Dollar relative to the Canadian Dollar would result in a change of approximately $78,000 (2020: $700,000) in the Company’s comprehensive loss for the year.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

(Expressed in Canadian Dollars)

16.       Non-Cash Transactions

Non-cash Financing and Investing Activities	2021 $	2020 $

Shares issued for exploration and evaluation assets	3,411,000	792,000
Shares issued for convertible loan	4,353,088	-
Warrants issued for finder’s fees	-	133,644
Shares issued for intangible asset	-	475,000
Exploration and evaluation expenditures included in accounts payable	152,564	4,224,680
Pilot plant expenditures included in accounts payable	225,265	2,132,234

17.       Subsequent Events

On July 13, 2021, the Company commenced trading on the NYSE American Stock Exchange under the symbol “SLI” and concurrently changed its trading symbol on the TSX Venture Exchange to “SLI.V”

On July 20, 2021, the Company granted 200,000 stock options to a director. The options have an exercise price of $6.08 for a period of five (5) years. All of the options vested at grant.

Subsequent to June 30, 2021, the Company issued 3,949,045 common shares upon the exercise of warrants for proceeds of $4,190,316 and 434,745 common shares upon the exercise of stock options for proceeds of $441,961.